Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Navidea Biopharmaceuticals, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST:  Effective as of 12:01 a.m., New York City time on April 26, 2019 (the “Split Effective Time”), Section 4.1 of Article 4 of the Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated in its entirety as follows:

“4.1 Authorized Shares. The total number of shares of capital stock which the Corporation has authority to issue is 305,000,000 shares, consisting of:

(a) 300,000,000 shares of Common Stock, par value $.001 per share (the “Common Stock”);

(b) 5,000,000 shares of Preferred Stock, par value $.001 per share (the “Preferred Stock”).

Effective as of the Split Effective Time, the shares of Common Stock issued and outstanding immediately prior to the Split Effective Time and the shares of the Common Stock issued and held in the treasury of the Corporation immediately prior to the Split Effective Time are reclassified into a smaller number of shares such that each twenty (20) shares of Common Stock immediately prior to the Split Effective Time shall be automatically reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued in the reclassification and, in lieu thereof any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Split Effective Time, shall be entitled to receive a cash payment equal to the fair value thereof. Each stock certificate that, immediately prior to the Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Split Effective Time shall, from and after the Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Split Effective Time).”

SECOND:  This Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be duly executed this TWENTY-FIFTH (25th) day of APRIL, 2019.

NAVIDEA BIOPHARMACEUTICALS, INC.

By:	/s/ Jed A. Latkin
	Name:	Jed A. Latkin
	Title:	Chief Executive Officer, Chief Operating
Officer and Chief Financial Officer